Exhibit 12.1

Western Digital Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year										Six Months Ended December 30, 2016
	2012		2013		2014		2015		2016
	(in millions, except ratios)
Computation of earnings:
Income before provision for income taxes	$1,757		$1,222		$1,752		$1,577		$153		$50
Fixed charges	47		75		75		69		285		455
Undistributed equity in income from 50%-or-less-owned affiliates	—		—		—		—		(1)		(1)
Adjusted earnings	$1,804		$1,297		$1,827		$1,646		$437		$504
Computation of fixed charges:
Interest expense	$33		$54		$56		$49		$266		$441
Interest relating to lease guarantee of 50%-or-less-owned affiliates	—		—		—		—		—		3
Estimated interest portion of operating lease expense (1)	14		21		19		20		19		11
Fixed charges	$47		$75		$75		$69		$285		$455
Ratio of earnings to fixed charges	38.4	x	17.3	x	24.4	x	23.9	x	1.5	x	1.1	x

(1)	Interest is estimated at 33% of rental charges, which considers industry benchmarks and assumption of average debt service cost over the assumed life of the related property.